UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170124

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Brett A. Pletcher
Gilead Sciences, Inc.
brett.pletcher@gilead.com

Re: Gilead Sciences, Inc.
Incoming letter dated December 22, 2016

Dear Mr. Pletcher:

This is in response to your letter dated December 22, 2016 concerning the shareholder proposal submitted to Gilead by Trinity Health et al. We also have received a letter on the proponents' behalf dated January 22, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 10, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Gilead Sciences, Inc.
Incoming letter dated December 22, 2016

The proposal requests that the board issue a report listing the rates of price increases year-to-year of the company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for the company.

There appears to be some basis for your view that Gilead may exclude the proposal under rule 14a-8(i)(7), as relating to Gilead's ordinary business operations. In this regard, we note that the proposal relates to the rationale and criteria for price increases of the company's top ten selling branded prescription drugs in the last six years. Accordingly, we will not recommend enforcement action to the Commission if Gilead omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 22, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Gilead Sciences, Inc.

Dear Sir/Madam:

I have been asked by Trinity Health, the Adrian Dominican Sisters, the Benedictine Sisters of Mount St. Scholastica, Bon Secours Health System, Inc., Dignity Health, Mercy Investment Services, Inc., Oblate International Pastoral Investment Trust, The Roman Catholic Diocese of Madison, Friends Fiduciary Corporation, Azzad Asset Management, Boston Common U.S. Equity Fund, Boston Common Asset Management LLC, Dana Investment Advisors, Inc. and Miller/Howard Investments Inc. (hereinafter referred to jointly as the "Proponents"), each of which is the beneficial owner of shares of common stock of Gilead Sciences, Inc. (hereinafter referred to either as "Gilead" or the "Company"), and who have jointly submitted a shareholder proposal to Gilead, to respond to the letter dated December 22, 2016, sent to the Securities & Exchange Commission by the Company, in which Gilead contends that the Proponents' shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Gilead's year 2017 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to prepare a report delineating the price increases of the Company's ten top selling drugs during the past several years, the "rationale and criteria" underlying any such price increases and an "assessment of the legislative, regulatory, reputational and financial risk" arising from any such increases.

RULE 14a-8(i)(7)

There are some matters as to which there is no disagreement. These include that proposals dealing with the pricing of products normally are matters of "ordinary business". However, it is equally clear that proposals that deal with ordinary business matters, but which nevertheless raise significant policy issues for the registrant, may not be excluded under Rule 14a-8(i)(7). Release 34-12599 (Nov. 22, 1976); Release 34-40,018 (May, 21, 1998).

It is abundantly clear that the pricing of their drugs by is a significant policy concern for drug manufacturers. It should not be necessary to rehearse this proposition for the Staff since they have already frequently so held. See, e.g., *Celgene Corp.* (March 19, 2015); *Vertex Pharmaceuticals Inc*. (Feb. 25, 2015); *Gilead Sciences, Inc.* (Feb. 23, 2015).

Since those letters, the significance of drug pricing as a policy matter for drug manufactures has only increased, with widespread public outrage; Congressional hearings re Valeant and Turing in February, 2016, where evidence showed increases of up to fifty times and where the former CEO of Turing took the Fifth Amendment (see New York Times articles of February 3, 2016: "Martin Shkreli All But Gloated Over Hugh Drug Price Increases, Memos Show" and

February 5, 2016: "Martin Shkreli Invokes the Fifth Amendment During Grilling by Congress"; and the more recent EpiPen pricing scandal . Most recently, President Trump said that the pharmaceutical companies were "getting away with murder" and vowed that the Federal government would negotiate drug prices. (New York Times article of January 11, 2017: "Trump Says Pharma 'Getting Away With Murder', Stocks Slide".

The various letters cited by the Company in the paragraph beginning at the bottom of page 2 of its letter are inapposite. Most concern proposals unrelated to drug pricing and that raised no significant policy issue for the registrant. However, two proposals were submitted to drug companies. In both instances, the Staff no-action letters are readily distinguishable. In *UnitedHealth Group Inc*. (March 16, 2011) the registrant argued that the proposal could be excluded under (i)(7) for any of three reasons, including that it related to "the pricing of its products". Another ground that the registrant argued was that it related to the registrant's "management of . . . expenditures". The Staff excluded the proposal, but not on the ground that it related to the pricing of its products, but rather, as stated in the Staff's letter, on the ground that "the proposal relates to the manner in which the company manages its expenses". The *UnitedHealth* letter therefore provides no support whatsoever to the Company's argument that the Proponent's shareholder proposal should be excluded by Rule 14a-8(i)(7).

The *Johnson & Johnson* letter provides even less support. That letter is dated January 12, 2004 and the registrant argued that it was a "marketing" proposal. The Staff agreed. The date of the Staff letter is also notable. Not only was it prior to the current intense furor over drug pricing, it was also decided at a time when "risk" proposals were automatically excluded. The *Johnson & Johnson* letter was certainly of that ilk since it asked "how our company will respond to rising regulatory, legislative and public pressure" over drug pricing. However, since the date of that letter, the Staff's approach to risk proposals has been changed (see SLB 14E (October 27, 2009)) and risk proposals are no longer automatically excluded. As the Staff there stated, it would change its approach since in the past its analytical approach "may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues".

The Company attempts to avoid the clear Staff decisions that state that drug pricing is a significant policy issue for drug manufacturers by claiming that the instant proposal does not focus on "fundamental business strategy . . . and on restraining prices". This is, indeed, a strange reading of a proposal asking for the "rationale and criteria" for price increases and "an assessment of the legislative, regulatory, reputational and financial risks" of price increases. It is true that the proposal also asks for examples of how those "rationale and criteria" have actually been applied by the Company, but such an asking does not convert the primary focus of the proposal from (in the words of the Company) "pricing policies for pharmaceutical products and on restraining prices" to a focus on "obtaining explanation and justification" for specific price increases". Despite the Company's assertion, there is NO request for either an "explanation" or a "justification" of any specific price increase. Consequently, and contrary to the Company's contention (end of first full paragraph on page 4 of its letter), the Proponents' shareholder proposal does not focus "on why Gilead makes specific pricing decisions". The proposal makes no such request. Rather, it is focused on fundamental business strategy.

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponents' shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Brett A. Pletcher
All proponents
Josh Zinner

GILEAD

Advancing Therapeutics.
Improving Lives.

BY EMAIL (shareholderproposals@sec.gov)

December 22, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Gilead Sciences, Inc. – 2017 Annual Meeting
Omission of Shareholder Proposal of
Trinity Health and co-filers[1]

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Gilead Sciences, Inc., a Delaware corporation ("Gilead"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Trinity Health and co-filers from the proxy materials to be distributed by Gilead in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials"). Trinity Health and the co-filers are sometimes referred to collectively as the "Proponents."

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponents as notice of Gilead's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if they submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

[1] The following shareholders have co-filed the Proposal: the Adrian Dominican Sisters, Azzad Asset Management, the Benedictine Sisters of Mount St. Scholastica, Bon Secours Health System, Inc., Boston Common Asset Management, LLC, Dana Investment Advisors, Inc., Dignity Health, Friends Fiduciary Corporation, Mercy Investment Services, Inc., Lowell Miller and Oblate International Pastoral Investment Trust.

I. The Proposal

The Proposal is entitled "Disclose Criteria Used for Price Increases on Top Ten Drugs." The text of the resolution contained in the Proposal is copied below:

> **RESOLVED:** Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Gilead's view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to Gilead's ordinary business operations.

III. Background

Gilead received the Proposal, accompanied by a cover letter from Trinity Health dated October 19, 2016, and a letter from The Northern Trust Company dated October 19, 2016, verifying Trinity Health's stock ownership as of such date. Copies of the Proposal, cover letter and related correspondence are attached hereto as Exhibit A. In addition, the co-filers' submissions are attached hereto as Exhibit B.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Gilead's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff consistently has permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) when those proposals relate to how a company makes specific pricing decisions regarding certain of its products. *See, e.g.*, *Host Hotels & Resorts, Inc.* (Feb. 6, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board consider providing senior citizens and stockholders discounts on hotel rates, noting that discount pricing policy determinations is an ordinary business matter); *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on, among other things, "the reputational risks associated with the setting of unfair, inequitable and excessive rent increases that cause undue hardship to older homeowners on fixed incomes" and "potential negative feedback stated directly to potential customers from current residents," noting that the "setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *Ford Motor Co.* (Jan. 31, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal seeking to allow shareholders who purchased a new vehicle and "had no spare tire and hardware for mounting [the spare tire]…be able to purchase same from Ford Motor at the manufacturing cost of same," noting that "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *MGM Mirage* (Mar. 6, 2009) (permitting exclusion under Rule 14a-8(i)(7) of a proposal urging the board to implement a discount dining program for local residents); *Western Union Co.* (Mar. 7, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review, among other things, the effect of the company's remittance practices on the communities served and compare the company's fees, exchange rates, and pricing structures with other companies in its industry, noting that the proposal related to the company's "ordinary business operations (i.e., the prices charged by the company)"). Similarly, the Staff has permitted exclusion of proposals requesting a report on how companies intend to respond to particular regulatory, legislative and public pressures relating to pricing policies or price increases. *See UnitedHealth Group Inc.* (Mar. 16, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums as relating to ordinary business matters); *Johnson & Johnson* (Jan. 12, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative and public pressure to increase access to prescription drugs).

We are aware that, under limited circumstances, the Staff has declined to permit the exclusion of proposals relating to the pricing policies for pharmaceutical products. In all of those instances, however, the proposal focused on the company's fundamental business strategy with respect to its pricing policies for pharmaceutical products rather than on how and why the company makes specific pricing decisions regarding certain of those products. In particular, the request in each of those proposals appeared to focus on restraining or containing prices with the goal of providing affordable access to prescription drugs. *See Celgene Corp.* (Mar. 19, 2015) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the risks to the company from rising pressure to contain U.S. specialty drug prices, noting that the proposal focused on the company's "fundamental business strategy with respect to its pricing policies for pharmaceutical products"); *Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) (same); *Gilead Sciences, Inc.* (Feb. 23, 2015) (same); *Bristol-Myers Squibb Co.* (Feb. 21, 2000) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board create and implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders any changes in its pricing policies and procedures, noting that the proposal related to the company's "fundamental business strategy, i.e., its pricing for pharmaceutical products"); *Warner-Lambert Co.* (Feb. 21, 2000) (same); *Eli Lilly and Co.* (Feb. 25, 1993) (declining to permit exclusion under Rule 14a-8(i)(7) where the proposal requested that the company "seek input on its pricing policy from consumer groups, and to adopt a policy of price restraint," noting that the proposal related to "the [c]ompany's fundamental business strategy with respect to its pricing policy for pharmaceutical products").

In this case, the Proposal delves much more deeply into the day-to-day affairs of Gilead than those proposals described above that focused on companies' fundamental business strategy with respect to pricing policies for pharmaceutical products and on restraining prices with the goal of providing affordable access to prescription drugs. Unlike the requests in those proposals, the primary focus of the Proposal's request is on obtaining explanation and justification for product-specific and time period-specific price increases. Specifically, the Proposal calls for disclosure of "the rationale and criteria used" to determine "the rates of price increases year-to-year of [the] company's top ten selling branded prescription drugs between 2010 and 2016." The supporting statement likewise calls for detailed justifications of price increases regarding these pharmaceutical products, and the recital refers to "[p]roposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing" and the desire of certain industry participants for a "justification for [price] increases for branded drugs already on the market." These statements, read together with the Proposal's specific request, demonstrate that the Proposal is focused on the ordinary business matter of how, when and why Gilead increases prices of certain of its pharmaceutical products and not on a more general notion of fundamental business strategy. For this reason, the Proposal is excludable under Rule 14a-8(i)(7) as relating to ordinary business matters.

Finally, we note that a proposal may not be excluded under Rule 14a-8(i)(7) if it is determined to focus on a significant policy issue. The fact that a proposal may touch upon a significant policy issue, however, does not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the proposal focuses primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. *See* the 1998 Release and Staff Legal Bulletin No. 14E (Oct 27, 2009). The Staff consistently has permitted exclusion of shareholder proposals where the proposal focused on ordinary business matters, even though it also related to a potential significant policy issue. For example, in *Amazon.com, Inc.* (Mar. 27, 2015), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "disclose to shareholders reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells" where the proponent argued that Amazon's sale of foie gras implicated a significant policy issue (animal cruelty). In granting no-action relief, the Staff determined that "the proposal relate[d] to the products and services offered for sale by the company." Similarly, in *PetSmart, Inc.* (Mar. 24, 2011), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal calling for suppliers to certify that they have not violated certain laws regarding the humane treatment of animals, even though the Staff had determined that the humane treatment of animals was a significant policy issue. In its no-action letter, the Staff specifically noted the company's view that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See also, e.g., CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter). In this instance, even if the Proposal were to touch on a potential significant policy issue, similar to the precedent above, the Proposal's request focuses on ordinary business matters (*i.e.*, how and why Gilead makes specific pricing decisions regarding certain of its pharmaceutical products).

Accordingly, consistent with the precedent described above, Gilead believes that the Proposal may be excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(7) as relating to Gilead's ordinary business operations.

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Gilead excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Gilead's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (650) 574-3000 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Brett A. Pletcher

Brett A. Pletcher
Executive Vice President and General Counsel

Enclosures

cc: Catherine M. Rowan
Director, Socially Responsible Investments
Trinity Health

Judy Byron, OP
Adrian Dominican Sisters

Rose Marie Stallbaumer, OSB
Treasurer
Benedictine Sisters of Mount St. Scholastica

Jeffrey W. Perkins
Executive Director
Friends Fiduciary Corporation

Donna Meyer, PhD
Mercy Investment Services, Inc.

Daniel Lee
Miller/Howard Investments Inc.

Rev. Seamus Finn, OMI
Chief of Faith Consistent Investing
OIP Investment Trust

EXHIBIT A

(see attached)

Trinity Health

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

October 19, 2016

Brett A. Pletcher
Executive Vice President & General Counsel
Corporate Secretary
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Dear Mr. Pletcher,

Trinity Health is the beneficial owner of over $2,000 worth of stock in Gilead Sciences, Inc. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I have appreciated the work of our Company to address global health needs, and have participated in shareholder dialogues with the members of the Interfaith Center on Corporate Responsibility and Company officials. In a letter to Dr. Milligan on July 20, 2016, I expressed concern about the lack of transparency around significant price increases of pharmaceuticals. The rising costs of prescription drugs have caused many Americans to suffer health and economic burdens. I did not receive a response to the letter.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

As the representative for Trinity Health, I am the primary contact for this shareholder proposal and intend to present it in person or by proxy at the next annual meeting of the Company. Other Gilead shareholders may be co-filing this same proposal as well.

We look forward to speaking with you about this proposal at your convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
enc

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

October 19, 2016

Northern Trust

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of October 19, 2016 Northern Trust as custodian *held for* the beneficial interest of
Trinity Health 66,169 shares of Gilead Sciences Inc..

As of October 19, 2016 Trinity Health has held at least $2,000 worth of Gilead Sciences Inc. continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares *through the date of the company's annual meeting in 2017.*

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely,

Ryan Stack
Trust Officer
The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

EXHIBIT B

(see attached)

Marissa

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax

Portfolio Advisory Board

November 7, 2016

Brett A. Pletcher
Executive Vice President & General Counsel
Corporate Secretary
Gilead Sciences, Inc.
333 Lakeside DR
Foster City, CA 94404-1147

Dear Mr. Pletcher,

As responsible investors we call on Gilead Sciences, Inc. to examine the current price increases of its drugs in light of the Company's commitment "to discover, develop and commercialize innovative medicines in areas of unmet medical need and strive to transform and simplify care for people with life-threatening illnesses around the world." Does the cost of Gilead Sciences, Inc. drugs limit access to life-saving medicines, particularly for economically challenged patients? Unsustainable drug prices not only present legislative, regulatory, reputational and financial risks to our Company, they threaten public health and the economy.

The Adrian Dominican Sisters is co-filing the enclosed resolution with Trinity Health for inclusion in the 2017 proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC Rules.

As of November 7, 2016 the Adrian Dominican Sisters held, and has held continuously for at least one year, 24 shares of Gilead Sciences, Inc. common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Gilead Sciences, Inc. through the annual meeting in 2017.

For matters pertaining to this resolution, please contact Catherine Rowan who represents Trinity Health, the primary filer of this resolution. Please copy me on all communications: Judy Byron, OP
jbyron@ipjc.org

Sincerely,

Judy Byron, OP

Sister Judy Byron, OP
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

Encl: Shareholder Resolution
Verification of Ownership

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Comerica

November 7th, 2016

Gilead Sciences
Brett A. Pletcher
Executive Vice President & General Counsel
Corporate Secretary
Gilead Sciences, Inc.
333 Lakeside DR
Foster City, CA 94404-1147

RE: ADRIAN DOMINICAN SISTERS ACCOUNT AT COMERICA

Dear Mr. Pletcher,

In regard to the request for verification of holdings, the above referenced account currently holds 24 shares of Gilead Sciences Inc. common stock. The attached tax lot detail indicates the date the stock was acquired. Also please note that Comerica Inc. is a DTC participant.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Dunja Medar

Dunja Medar
Trust Analyst
(313) 222 – 5757
dmedar@comerica.com

Comerica

COMERICA BANK

Tax Lot Detail

Run on 11/7/2016 11:32:47 AM
As of 11/07/2016
Combined Portfolios
Settlement Date Basis

Account:
ADRIAN DOMINICAN SISTERS
SHAREHOLDER ACTIVITY

Administrator: MATTHEW WASMUND @ 313-222-7092

Investment Officer: DIRECTED BY CUSTOMER
Investment Authority: None
Investment Objective:
Lot Select Method: LIFO

Cusip	Security Name	Ticker	Price	% Market	Market Value
375558103	GILEAD SCIENCES INC	GILD	72.430		1,738

Tax Lot	Acquisition Date	Portfolio	Units	Tax Cost	Market Value	Unrealized Gain/Loss
1	12/29/2004	PRINCIPAL	24.000000	212.04	1,738.32	1,526.28
* TOTAL *			24.000000	212.04	1,738.32	1,526.28

Unit Status	Number of Units	Tax Cost	Market Value
Settled	24.000000	212.04	1,738.32

Registration	Number of Units
DTC - C/C	24.000000

Back Export

AZZAD
ASSET MANAGEMENT

Invest with faith

John F. Milligan
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

November 28, 2016

Dear Mr. Milligan:

Azzad Asset Management has been a shareholder in Gilead for many years. As a socially responsible asset manager, we seek social as well as financial returns on our clients' investments. A recent McKinsey report found that prescription drugs in the U.S. cost 50% more than equivalent products in other Organization for Economic Cooperation and Development nations. By some accounts, more than 40% of people in fair or poor health have reportedly not filled a prescription or have reduced or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy. The regulatory, reputational, and financial risks associated with an opaque pricing policy threatens the health of your company as well as our investment. We believe that it is in all parties' interest to set the record straight with respect to pricing and risk assessment.

We believe that everyone has a human right to health care and that access should be available to all segments of society, especially those most in need. Proposed changes to the Affordable Care Act by the incoming presidential administration make this request all the more urgent.

I am hereby authorized to notify you of our intention to co-file the enclosed shareholder proposal with Trinity Health. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We attest that we have held shares in Gilead for more than a year. A representative of the lead filers will attend the shareholder meeting to move the resolution. Please note that Cathy Rowan is the primary contact. She is deputized to withdraw the resolution on our behalf.

As verification that we are beneficial owners of common stock in Gilead, I enclose a letter from Folio Institutional, our portfolio custodian/record holder, attesting to the fact. It is our intention to keep these shares in our portfolio beyond the annual meeting.

Respectfully yours,

Joshua Brockwell
Director of Investment Communications

Enclosures
cc: Cathy Rowan, Trinity Health
Julie Wokaty, Interfaith Center on Corporate Responsibility

Folio Institutional

FOLIO*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

November 28, 2016

Mr. John F. Milligan
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

RE: Shareholder resolution filed by Azzad Asset Management, Account# ***FISMA & OMB MEMORANDM M-07-16***

Dear Mr. Milligan,

Folio*fn* Investments, Inc.(DTC participant #0728) serves as the corporate custodian and is the record holder for 205 shares of common stock of Gilead Sciences, Inc. (the "Company") for the benefit of Azzad Asset Management. Azzad Asset Management has been the beneficial owner of at least $2,000 in aggregate market value of the Company's common stock continuously for at least a one year period preceding and including November 28, 2016 the date of the shareholder proposal submitted by Azzad Asset Management pursuant to Rule 14a-8 of the Securities and Exchange Commission. Azzad Asset Management continues to hold the above referenced shares of the Company's common stock as of the date hereof.

Sincerely,

Joseph F. Gerdes
President, Folio Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
gerdesj@folioinvesting.com
T: 703-245-4855

Shareholder Proposal

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Mount St. Scholastica
BENEDICTINE SISTERS

November 14, 2016

Mr. Brett Pletcher
General Counsel and Corporate Secretary
Gilead Sciences Inc.
333 Lakeside Drive
Foster City, CA 94404

Sent by Fax: 650-578-9264

Dear Mr.Pletcher:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on **Drug Pricing.** In brief, the proposal states **RESOLVED:**Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trinity Health. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, 1255 shares of Gilead Sciences, Inc.

We have been a continuous shareholder for one year of $2,000 in market value of Gilead Sciences, Inc. stock and will continue to hold at least $2,000 of Gilead Sciences, Inc. stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Trinity Health the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Cathy Rowan of Trinity Health who can be reached at 718-822-0820 or at rowan@bestweb.net. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Sincerely,

Rose Marie Stallbaumer OSB

Rose Marie Stallbaumer, OSB
Treasurer

Drug Pricing
2017 – Gilead Sciences, Inc.

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Pages 21 through 24 redacted for the following reasons:
- -
Copyrighted Material Omitted

BON SECOURS HEALTH SYSTEM, INC.

November 21, 2016

Brett Pletcher
Senior Vice President and General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California 94404

Dear Mr. Pletcher:

Bon Secours Health System, Inc. is a shareholder of Gilead Sciences, Inc. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Bon Secours, in collaboration with Trinity Health hereby submits the enclosed shareholder resolution "*Disclose Criteria Used For Price Increases on Top Ten Drugs*" for inclusion in the proxy statement for consideration and action by the 2017 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. Trinity Health is authorized to act on our behalf in the event that the proposal is withdrawn.

Bon Secours has held the requisite amount of Gilead Sciences stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of Gilead Science's annual meeting at which the proposal will be considered. Proof of ownership is provided with this filing. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Roslyn M. Brock, MHSA, MBA
Vice President Advocacy and Government Relations

Enclosures:
Shareholder Resolution
Shareholder Proof of Stock Ownership

1505 Marriottsville Road, Marriottsville, MD 21104 410-442-5511 **web** bshsi.org Good Help to Those in Need®

BNY MELLON

Asset Servicing
BNY Mellon Center
500 Grant Street, Suite 0625
Pittsburgh, PA 15258-0001

November 21, 2016

Ross A. Darrow, CFA
Director, Treasury Services
Bon Secours Health System, Inc.
8990-M Old Annapolis Road
Columbia, MD 21045

Dear Mr. Darrow,

This letter is to confirm that BNY Mellon, as custodian for Bon Secours Health System, Inc., held 400 shares in account ***FISMA & OMB MEMORANDM M-07-16*** of Gilead Sciences Inc., Cusip 375558103, as of November 18, 2016.

The beneficial owner of these shares, as per BNY Mellon records, is Bon Secours Health System, Inc., and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Shawn L. Ray
Vice President

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

BON SECOURS HEALTH SYSTEM, INC.

December 8, 2016

Marissa L. Song
Associate General Counsel, Legal
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California 94404

Dear Ms. Song:

I am writing to acknowledge receipt of your "*Notice of Deficiency*" letter dated November 23, 2016 from Gilead Sciences, Inc.

As requested, enclosed is documentation from BNY Mellon (DTC#2523) and record holder of Bon Secours Health System, Inc.'s (BSHSI) 400 shares to verify that BSHSI has held the "*requisite number of shares of Gilead common stock continuously for at least one year preceding and including November 22, 2016.*"

With this correspondence and the enclosed proof of ownership documentation to mitigate the gap in the period of ownership covered by our November 21, 2016 submission, Bon Secours, in collaboration with Trinity Health hereby submits the enclosed shareholder resolution "*Disclose Criteria Used For Price Increases on Top Ten Drugs*" for inclusion in the proxy statement for consideration and action by the 2017 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. Trinity Health is authorized to act on our behalf in the event that the proposal is withdrawn.

Sincerely yours,

Roslyn M. Brock, MHSA, MBA
Vice ~~President~~ Advocacy and Government Relations

Enclosures:
Shareholder Resolution
Shareholder Proof of Stock Ownership by DTC#2523

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

BNY MELLON

Asset Servicing
BNY Mellon Center
500 Grant Street, Suite 0625
Pittsburgh, PA 15258-0001

November 23, 2016

Ross A. Darrow, CFA
Director, Treasury Services
Bon Secours Health System, Inc.
8990-M Old Annapolis Road
Columbia, MD 21045

Dear Mr. Darrow,

This letter is to confirm that BNY Mellon, as custodian for Bon Secours Health System, Inc., held 400 shares in acco ***FISMA & OMB MEMORANDM M-07-16*** of Gilead Sciences Inc., Cusip 375558103, as of November 22, 2016.

The beneficial owner of these shares, as per BNY Mellon records, is Bon Secours Health System, Inc., and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Shawn L. Ray
Vice President

BOSTON COMMON
ASSET MANAGEMENT

84 State Street, Suite 940 | Boston, MA 02109

November 14, 2016

Mr. Brett Pletcher
Executive Vice President and General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Re: Shareholder Proposal on Disclosure Criteria Used for Price Increases

Dear Mr. Pletcher:

Boston Common Asset Management, LLC is a global investment manager that specializes in sustainable and responsible global equity strategies. We seek long-term capital appreciation by investing in diversified portfolios of high quality stocks.

Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Boston Common currently manages over $2 billion as of September 30, 2016, with clients that are shareholders in Gilead Sciences, Inc. (Gilead). We currently hold 88,647 shares of Gilead common stock across our investment portfolios and 6,345 shares in the Boston Common U.S. Equity Fund.

We are a co-filer for this proposal. Trinity Health is the primary filer for this proposal. We would welcome a dialogue with Gilead on the topic of disclosure criteria used for price increases.

We would appreciate receiving a confirmation of receipt of this letter via email to lcompere@bostoncommonasset.com.

Sincerely,

Lauren Compere, Managing Director

Tel (617) 720-5557 Fax (617) 720-5665 Email invest@bostoncommonasset.com Web www.bostoncommonasset.com

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

usbancorp
Fund Services, LLC

615 East Michigan Street
Milwaukee, WI 53202

November 22, 2016

Brett Pletcher
Executive Vice President and General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Re: Gilead Sciences, Inc. Stockholder Proposal

Dear Mr. Pletcher,

U.S. Bancorp is the custodian and record holder for the Boston Common U.S. Equity Fund (BCAMX).

We are writing to affirm that the Boston Common U.S. Equity Fund (BCAMX) currently holds 6,345 shares of Gilead Sciences, Inc. common stock and has held at least $2,000 in market value of Gilead Sciences, Inc. shares continuously for at least the one-year period prior to and including the date of the submission of the Stockholder Proposal, November 14, 2016.

Sincerely,

Jennifer Smith
Compliance Administrator

DANA INVESTMENT ADVISORS, INC.

November 16, 2016

Mr. Brett A. Pletcher
Executive Vice President & General Counsel
Corporate Secretary
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Dear Mr. Pletcher,

Dana Investment Advisors holds at least 57,000 shares of Gilead Sciences, Inc. on behalf of clients for whom we integrate environmental, social, and governance analysis (ESG) into investment decision-making. Dana Investment Advisors is an investment manager with $7.2 billion in assets under management. We have been a continuous Gilead shareholder for more than one year, holding at least $2,000 shares of Gilead stock, and will continue holding at least $2,000 worth of Gilead stock through the stockholders' meeting.

Dana is concerned about the rising costs of prescription drugs and the subsequent social and financial burdens suffered by many Americans. Prescription drug pricing has become a significant social issue in our country, and one that could pose reputational and regulatory risks to Gilead.

We are co-filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Verification of proof of ownership will be sent upon request. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Trinity Health is the lead filer, whose authorized representative is Catherine Rowan. She may withdraw the proposal on our behalf.

Sincerely,

Ann Roberts

Ann Roberts
ESG Analyst
annr@danainvestment.com

cc: Catherine Rowan (rowan@bestweb.net)

Enclosure

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

November 16, 2016

Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

To Whom It May Concern:

Fifth Third Bank acts as the custodian for Dana Investment Advisors, an investment manager with underlying client portfolios.

We are writing to verify that Dana Investment Advisors' clients currently own **1,560** shares of Gilead Sciences, Inc., of which **1,200** shares have been continuously held since November 1, 2015. We confirm that they have had beneficial ownership of at least $2,000 in market value of the voting securities of Gilead and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant (Depository Trust Company Participant ID 2116).

Should you require further information, please contact Megan Dauber (Megan.Dauber@53.com) directly.

Sincerely,

Eric Armstrong

us bank

All of us serving you™

November 16, 2016

Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

To Whom It May Concern:

U.S. Bank acts as the custodian for the Roman Catholic Diocese of Madison of which Dana Investment Advisors is an investment manager.

We are writing to verify that Dana Investment Advisors' clients currently own at least **1,150** shares of Gilead Sciences, Inc., of which at least **960** shares have been continuously held since November 1, 2015. We confirm that they have had beneficial ownership of at least $2,000 in market value of the voting securities of Gilead and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant (Depository Trust Company Participant ID 2803).

Should you require further information, please contact Adam Casavant (adam.casavant@usbank.com) directly.

Sincerely,

Dignity Health.

185 Berry Street, Suite 300
San Francisco, CA 94107
phone 415.438.5500
fax 415.438.5724
dignityhealth.org

November 16, 2016

Brett A. Pletcher
Executive Vice President & General Counsel
Corporate Secretary
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Dear Mr. Pletcher,

Dignity Health is a shareholder of **Gilead Sciences, Inc.** We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with **Trinity Health**, hereby submits the enclosed proposal for inclusion in the proxy statement for consideration and action by the 2017 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. **Trinity Health** is authorized to act on our behalf in the event that the proposal is withdrawn.

Dignity Health has held the requisite amount of **Gilead Sciences, Inc.** stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of the annual meeting at which the proposal will be considered. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Corporate Responsibility

Enclosure

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

STATE STREET
GLOBAL SERVICES.

State Street Global Services

Erin Rodriguez
Vice President
P.O. Box 5466
Boston, MA 02206

Telephone 916-319-6142
Facsimile 617-786-2235

eprodriguez@statestreet.com

December 1, 2016

Sr. Susan Vickers
VP Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Dignity Health has owned at least 200 shares or $2,000.00 of the following securities from November 3, 2015 – November 3, 2016. The November 3, 2016 share position is listed below:

Security	**CUSIP**	**Shares**
JPMorgan Chase	46625H100	182,340

Please let me know if you have any questions.

Regards,

Erin Rodriguez

STATE STREET GLOBAL SERVICES.

State Street Global Services

Erin Rodriguez
Vice President
P.O. Box 5466
Boston, MA 02206

Telephone 916-319-6142
Facsimile 617-786-2235

eprodriguez@statestreet.com

December 1, 2016

Sr. Susan Vickers
VP Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Dignity Health has owned at least 200 shares or $2,000.00 of the following securities from November 16, 2015 – November 16, 2016. The November 16, 2016 share positions are listed below:

Security	CUSIP	Shares
Abbvie	00287Y109	36,300
Gilead Sciences	375558103	12,370

Please let me know if you have any questions.

Regards,

Erin Rodriguez

Friends Fiduciary

ADDING VALUES TO STRONG PERFORMANCE.

October 21, 2016

DELIVERY VIA U.S. MAIL WITH RETURN RECEIPT

Brett Pletcher
Corporate Secretary
Senior Vice President, General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Dear Mr. Pletcher:

On behalf of Friends Fiduciary Corporation, I write to give notice that pursuant to the 2016 proxy statement of Gilead Sciences, Inc. and Rule 14a-8 under the Securities Exchange Act of 1934, Friends Fiduciary Corporation intends to co-file the attached proposal with lead filer, Trinity Health, at the 2017 annual meeting of shareholders.

Friends Fiduciary Corporation serves more than 340 Quaker meetings, churches, and organizations through its socially responsible investment services. We have over $360 million in assets under management. Our investment philosophy is grounded in the beliefs of the Religious Society of Friends (Quakers), among them the testimonies of peace, simplicity, integrity and justice. We are long term investors and take our responsibility as shareholders seriously. When we engage companies we own through shareholder resolutions we seek to witness to the values and beliefs of Quakers as well as to protect and enhance the long-term value of our investments. We believe transparency around the pricing of our company's products to be essential to assess potential reputational, financial, legal, and regulatory risks to our investment.

A representative of the filers will attend the shareholder meeting to move the resolution. We look forward to meaningful dialogue with your company on the issues raised in this proposal. Please note that the contact person for this proposal will be Cathy Rowan. Her phone number is (718) 822-0820 and her email is rowan@bestweb.net. The lead filer is authorized to withdraw this resolution on our behalf. Please copy correspondence both to me and the lead filer contact person; my email address is jperkins@friendsfiduciary.org.

Friends Fiduciary currently owns more than 7,000 shares of common stock of the Company. We have held the required number of shares for over one year as of the filing date. As verification, we have enclosed a letter from US Bank, our portfolio custodian and holder of record, attesting to this fact. We intend to hold at least the minimum required number of shares through the date of the Annual Meeting.

Sincerely,

Jeffery W. Perkins
Executive Director

Enclosures

cc: Cathy Rowan

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

usbank.

All of us serving you™

Institutional Trust and Custody
50 South 16th Street
Suite 2000
Philadelphia, PA 19102

October 21, 2016

To Whom It May Concern:

This letter is to verify that **Friends Fiduciary Corporation** holds at least $2,000.00 worth of **Gilead Sciences Inc** common stock. **Friends Fiduciary Corporation** has continuously owned the required value of securities for more than one year and will continue to hold them through the time of the company's next annual meeting.

The securities are held by **US Bank NA** who serves as custodian for **Friends Fiduciary Corporation**. The shares are registered in our nominee name at **Depository Trust Company**.

Sincerely,

A Delia

Antoinette Delia
Account Associate
215-761-9431

November 10, 2016

Brett Pletcher
Senior Vice President, General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Dear Mr. Pletcher:

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Mercy Investment Services, Inc., a long-term investor, is currently the beneficial owner of shares of Gilead Sciences, Inc.

Mercy requests that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

Mercy Investment Services, Inc. is co-filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Trinity Health is the lead filer, whose authorized representative is Catherine M. Rowan. She may withdraw the proposal on our behalf.

We look forward to having productive conversations with the company. Please direct your responses to me via my contact information below.

Best regards,

Donna Meyer, PhD
Mercy Investment Services
2039 North Geyer Road
St. Louis, MO 63131
713-299-5018
dmeyer@mercyinvestments.org

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

BNY MELLON

November 10, 2016

Brett Pletcher
Senior Vice President, General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Re: Mercy Investment Services Inc.

Dear Mr. Pletcher

This letter will certify that as of November 10, 2016 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 30,518 shares of Gilead Sciences Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Gilead Sciences Inc., and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is Mercy Investment Services Inc., intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0901.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

VIA FEDEX AND EMAIL

Miller/Howard INVESTMENTS, INC

November 18, 2016

Brett A. Pletcher
Corporate Secretary
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Dear Mr. Pletcher:

Miller/Howard Investments Inc. is a domestic equity investment management firm that focuses on socially responsible investments. As socially responsible investors, we are concerned with not only financial returns, but also the ethical and social implications of the companies with which we invest. In order to increase access to affordable medicine for Americans, we believe it is imperative that pharmaceutical companies transparently report on the rationale and criteria used to increase prescription drug prices.

On behalf of Lowell Miller, Founder and CIO of Miller/Howard Investments Inc., we are submitting a shareholder resolution requesting that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational, and financial risks they represent for our company.

We are filing the proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Trinity Health has agreed to serve as lead filer of the proposal. We are submitting this proposal as co-filers because we strongly believe it is in the best interests of the company and its shareholders. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules.

Verification of stock ownership and authorization from Lowell Miller for Miller/Howard Investments to file the proposal will be submitted under separate cover. Mr. Miller has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting.

We look forward to having productive conversations with the company. Please copy me on any correspondence relating to this proposal via my contact information below. We would appreciate receiving a confirmation of receipt of this letter via the email address below.

Separate from the shareholder proposal, Miller/Howard also notes that only two women currently serve on Gilead's Board of Directors, and women comprise less than 15% of the top leadership team. Miller/Howard is one among many investors looking to increase diversity at the Board and Executive Leadership levels. The rationale for doing so is straightforward: research shows that companies that embrace gender diversity are better-governed, better-managed and have better long-term growth prospects. This is a win-win proposition for both companies and their shareholders. We are interested in Gilead's efforts to increase diversity at its Board and top Leadership levels.

Sincerely,

Daniel Lee
Miller/Howard Investments
10 Dixon Avenue | Woodstock, NY 12498
(845) 679-9166 | esg@mhinvest.com

GILEAD SCIENCES
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Miller/Howard
INVESTMENTS, INC

December 1, 2016

VIA FEDEX and EMAIL

Brett A. Pletcher
Corporate Secretary
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Re: Shareholder Resolution Verification/Authorization

Dear Mr. Pletcher:

Please find enclosed verification from Interactive Brokers of stock ownership for Lowell Miller. The shareholder proposal was sent to you via fax and Federal Express under separate cover along with a filing letter dated November 18, 2016.

In addition, I enclose a letter signed by Mr. Miller authorizing Miller/Howard Investments, Inc. to file the shareholder resolution. This letter also states Mr. Miller's intention to hold these shares through the date of Gilead Sciences, Inc.'s annual meeting in 2017.

Sincerely,

Daniel Lee
ESG Research Associate
Miller/Howard Investments, Inc.

PO Box 549 / 10 Dixon Avenue / Woodstock, NY 12498
www.mhinvest.com phone 845.679.9166 fax 866-901-9071

Interactive Brokers
The Professional's Gateway to the World's Markets

Stocks • Options • Futures
Forex • Bonds
Over 100 Markets Worldwide

Jennifer Orgera
2 Pickwick Plaza,
First Floor
Greenwich, CT 06830

November 30, 2016

Re: Account ***FISMA & OMB MEMORANDM M-07-16***

To Whom It May Concern,

This letter is to confirm that Interactive Brokers LLC holds as custodian for the above account in the name of Lowell G Miller, shares of Gilead Sciences Inc. common stock valued in excess of $2,000. These shares have been held in this account continuously since November 18, 2015

These shares are held at the Depository Trust Company under the street name of Interactive Brokers LLC.

This letter serves as confirmation that the shares are held by Interactive Brokers LLC.

Sincerely,

Jennifer Orgera
Sales Support
Interactive Brokers LLC
Salessupport@interactivebrokers.com

Miller/Howard INVESTMENTS, INC

November 18, 2016

Daniel Lee
ESG Research Associate
Miller/Howard Investments, Inc.
10 Dixon Avenue
Woodstock, NY 12498

Dear Mr. Lee**:**

This letter is to confirm that I hereby authorize Miller/Howard Investments, Inc. to file a shareholder resolution on my behalf at Gilead Sciences, Inc. at the 2017 annual meeting of shareholders.

This letter is to confirm that as of November 18, 2016, I was a record investor in shares of Gilead Sciences, Inc. Common Stock. This letter also confirms that I have held these shares continuously in excess of $2,000 in market value for at least twelve months prior to November 18, 2016, and that I will continue to hold sufficient shares through the date of the annual shareholders' meeting in 2017.

I give Miller/Howard Investments, Inc. the authority to deal on my behalf with any and all aspects of the shareholder resolution, including but not limited to presentation at the annual meeting, and withdrawal of the resolution.

Sincerely,

Lowell Miller
Founder and CIO
Miller/Howard Investments, Inc.

PO Box 549 / 10 Dixon Avenue / Woodstock, NY 12498
www.mhinvest.com phone 845.679.9166 fax 866-901-9071

OIP INVESTMENT TRUST
GUIDED BY FAITH

November 9, 2016

Brett A. Pletcher
Executive Vice President & General Counsel
Corporate Secretary
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Dear Mr. Pletcher,

I am writing you on behalf of the Oblate International Pastoral Investment Trust to co-file the stockholder resolution on Drug Pricing. We have been a continuous shareholder for one year of $2,000 in market value of Gilead Sciences, Inc. stock and will continue to hold at least $2,000 of Gilead Sciences, Inc. stock through the next annual meeting. Verification of our ownership position from our custodian is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trinity Health. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 12,831 Gilead Sciences, Inc. shares.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Trinity Health to be the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Catherine Rowan of Trinity Health, who may be reached at 718-822-0820 or by email: rowan@bestweb.net. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Sèamus Finn, OMI
Chief of Faith Consistent Investing
OIP Investment Trust
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE, Washington, DC 20017 -- Tel: 202-529-4505 Fax: 202-529-4572
Website: www.omiusajpic.org Email: seamus@omiusa.org

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

November 9, 2016

Fr. Seamus Finn
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: Oblate International Pastoral Investment Trust – BAVG

Dear Fr. Seamus Finn:

These shares are held on behalf of the Missionary Oblates in nominee name and in the State Street Bank and Trust Company account at the Depository Trust Company (0997) –

Security	**Shares**	**Acquisition Date**	**Fund**
GILEAD SCIENCES INC COMMON STOCK	2,331	6/24/2014	BAVG

As you can see from the acquisition dates above, this security has been held more than a year.

If you have any questions or need additional information, please call me at (617) -985-4215.

Sincerely,

George A. Collins
Client Service Officer
State Street Corporation

George A. Collins

November 9, 2016

Fr. Seamus Finn
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: Oblate International Pastoral Investment Trust – BAVI

Dear Fr. Seamus Finn:

These shares are held on behalf of the Missionary Oblates in nominee name and in the State Street Bank and Trust Company account at the Depository Trust Company (0997) –

Security	**Shares**	**Acquisition Date**	**Fund**
GILEAD SCIENCES INC COMMON STOCK	10,500	11/25/2008	BAVI

As you can see from the acquisition dates above, this security has been held more than a year.

If you have any questions or need additional information, please call me at (617) -985-4215.

Sincerely,

George A. Collins
Client Service Officer
State Street Corporation

George A. Collins